UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                      (Amendment No. ____)*


                      Quadramed Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           74630W 10 1
                         (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74730W 10 1                        Page 2 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW Ventures II, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York limited partnership


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            458,538 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       458,538 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    458,538 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.3%

12  TYPE OF REPORTING PERSON

   PN
*CW Ventures II, L.P. ("CW") may be deemed to share voting and dispositive power over the 45,153, 10,604 and 24,594 shares of common stock held by, respectively, CW Ventures, Overseas Medical Ventures, IL and CW R&D II (Financial) L.P., who are affiliates of CW. CW disclaims beneficial ownership of these shares.

CUSIP No. 74730W 10 1                        Page 3 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW R&D II (Financial) L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware limited partnership


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            24,594 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       24,594 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,594 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .4%

12  TYPE OF REPORTING PERSON

   PN
* CW R&D II (Financial) L.P. ("R&D") may be deemed to share voting and dispositive power over the 458,538, 45,153 and 10,604 shares of common stock held by, respectively, CW Ventures II, L.P., CW Ventures and Overseas Medical Ventures, IL, who are affiliates of R&D. R&D disclaims beneficial ownership of these shares.
CUSIP No. 74730W 10 1                        Page 4 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW Ventures


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York limited partnership


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            45,153 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       45,153 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,153 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .7%

12  TYPE OF REPORTING PERSON

   PN
* CW Ventures ("Ventures") may be deemed to share voting and dispositive power over the 458,538, 10,604 and 24,594 shares of common stock held by, respectively, CW Ventures II, L.P.,
Overseas Medical Ventures, IL and CW R&D II (Financial) L.P., who are affiliates of Ventures. Ventures disclaims beneficial ownership of these shares.

CUSIP No. 74730W 10 1                        Page 5 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Overseas Medical Ventures, IL


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Netherlands Antilles Corporation


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            10,604 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       10,604 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,604 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .2%

12  TYPE OF REPORTING PERSON

   PN
* Overseas Medical Ventures, IL ("Overseas") may be deemed to share voting and dispositive power over the 458,538, 45,153 and 24,594 shares of common stock held by, respectively, CW Ventures II, L.P., CW Ventures, and CW R&D II (Financial) L.P., who are affiliates of Overseas. Overseas disclaims beneficial ownership of these shares.
Item 1(a)      Name of Issuer:

               Quadramed Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               80 E. Sir Francis Drake Blvd., Suite 2A
               Larkspur, California  94939

Item 2(a)      Name of Person Filing:

               This Statement is filed by CW Ventures II, L.P. (the "Reporting Person").

               CW Ventures ("Ventures"), CW R&D II (Financial) L.P. ("R&D") and Overseas Medical Ventures, IL ("Overseas") are affiliates of the Reporting Person. See attached Exhibit A.

Item 2(b) Address of Principal Business Office, or if none, Residence:

               The address of the principal business office of the Reporting Person is 1041 Third Avenue, New York, New York 10021.

               The address of the principal business office of Ventures is 1041 Third Avenue, New York, New York 10021.

               The address of the principal business office of R&D is 1041 Third Avenue, New York, New York 10021.

               The address of the principal business office of Overseas is 1041 Third Avenue, New York, New York 10021.

Item 2(c)      Citizenship:

               The Reporting Person is a New York limited partnership.

               Ventures is a New York limited partnership.

               R&D is a Delaware limited partnership.

               Overseas is a Netherlands Antilles corporation.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value per share  ("Common Stock")

Item 2(e)      CUSIP Number:

               74730W 10 1


Item 3         Description of Person Filing:

               Not applicable.

Item 4         Ownership:

               The following information with respect to ownership of Common Stock of the Company by the Reporting Person, Ventures, R&D and Overseas is provided as of December 31, 1996, the last day of the year covered by this Statement.

               (a)  Amount beneficially owned:

                    See Row 9 of the cover pages. The amount for CW Ventures II, L.P. includes warrants to purchase 250,559 shares of Common Stock of the Company that are currently exercisable.

               (b)  Percent of Class:

                    See Row 11 of the cover pages.

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         See Row 5 of the cover pages.

                    (ii) Shared power to vote or to direct the vote:

                         See Row 6 of the cover pages.

                    (iii)Sole power to dispose or direct the disposition of:

                         See Row 7 of the cover pages.

                    (iv) Shared power to dispose or direct the disposition
                         of:

                         See Row 8 of the cover pages.

Item 5         Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:                 [ ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               A total of 66,800 shares of Common Stock (of which 37,541 are held by Ventures, 8,818 are held by Overseas and 20,441 are held by R&D) (the "Escrow Shares") are currently held in escrow to secure indemnification obligations pursuant to an Escrow Agreement dated as of June 27, 1996. Under the terms of such escrow agreement, Ventures, Overseas and R&D have the right to receive distributions on the Escrow Shares but do not have the right to sell, hypothecate, encumber or in any way dispose of any Escrow Shares. All redemption proceeds and any distributions other than cash dividends with respect to the Escrow Shares must be delivered to and held by the escrow agent.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8         Identification and Classification of Members:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certification:

               Not applicable.

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         CW VENTURES II, L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         CW VENTURES



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         CW R&D II (FINANCIAL) L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         OVERSEAS MEDICAL VENTURES, IL




                         /s/ David Kass
                         Name: David Kass
                         Title: Investment Manager

                                                        Exhibit A

            SCHEDULE 13G-TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(f)(1)


     The undersigned persons on this 13th day of February, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with the beneficial ownership of the common stock of Quadramed Corporation at December 31, 1996.


                         CW VENTURES II, L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner


                         CW VENTURES



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner


                         CW R&D II (FINANCIAL) L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner


                         OVERSEAS MEDICAL VENTURES, IL



                         /s/ David J. Kass
                         Name: David J. Kass
                         Title: Investment Manager